UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33129

ALLOT LTD.

(Translation of registrant’s name into English)

22 Hanagar Street

Neve Ne'eman Industrial Zone B

Hod-Hasharon 45240

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On September 10, 2026, Allot Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders (the “Annual Meeting”) on October 22, 2026, with a record date of September 9, 2026 (the “Record Date”). The Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the Record Date for the Annual Meeting. The Notice is furnished as Exhibit 99.1 herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Daniella Naveh
Daniella Naveh
Deputy General Counsel

September 10, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting of Shareholders of Allot Ltd. to be held on October 22, 2026.